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                              MATRIX VENTURES, INC.
                             2640 Tempe Knoll Drive
                           North Vancouver, BC V7N 4K6


January 19, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  H. Yuna Peng

Dear Sirs:

Re:      Matrix Ventures, Inc.  - Registration Statement on Form SB-2
         -------------------------------------------------------------
         Amendment No. 6 - File No. 333-120382
         -------------------------------------

Further to your letter dated November 15, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
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1.       We strongly suggest that the agreement of your president to lend funds to you be memorialized and filed as an exhibit.

         We have executed a loan agreement with our president regarding the loan of funds to us and have filed it as an exhibit.

Summary
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2.       Please update the expenditures indicated on page 5.  Has the $10,000 due December 31, 2005 been paid?

         Due to winter weather conditions on the property, we were unable to complete the $10,000 in exploration expenditures on the Wanapitei River property by December 31, 2005. However, we re-negotiated the agreement with the owner of the property whereby he agreed to extend the exploration deadlines in consideration of a cash payment of $2,000. We have filed this agreement as an exhibit.

3.       Correct the heading to the unaudited balance sheet information

         We have corrected the date on the heading to the unaudited balance sheet information.

Interest of Named Experts, page 20
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4.       See Item 509 of Regulation  S-B  concerning the legal fees which appear to be contingent on an effective registration statement. Please describe those fees and their contingent nature as required by that Item.

         The legal fees being charged in connection with our registration statement are not contingent.

5. Given that the officers-directors of this company have no apparent interest or prior knowledge or experience in the mining business, and given what, for this company, is a significant amount of legal fees for simply filing a routine opinion, please consider whether legal counsel(s) to this company may be considered as promoter(s), as defined. Please discuss as required per Item 509.

         The $25,000 in legal fees that are accrued on our financial statements relate to Gregory S. Yanke Law Corporation's preparation and revision of registration statement, matters related to our acquisition of an interest in the Wanapitei River property and the opinion he provided regarding registration of mineral claims in Canada. The legal opinion regarding the validity of our issued common stock was prepared by Dennis H. Johnson. Both have received or will receive fees for services rendered. Neither of them have an interest in our company or would be considered a promoter, as defined.

Proposed Budget and Total Program Costs, page 25
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6.       You state that,  following  completion  of the phase three  exploration program,  you "will  ensure" that you  complete at least an  additional
         $20,000  in  exploration  for  phase  four.   This  statement   appears
         contradictory to the paragraph above which states that "if no further exploration is recommended on the property after the completion of any phase, we will likely allow the option respecting the property to lapse." Please clarify whether you will spend the additional $20,000 regardless the geologist recommendation or reconcile the inconsistency.

         We have revised our disclosure to state the following:

         "Following completion of the phase three exploration program, provided that further exploration is recommended by our consulting geologist, we will ensure that we complete at least an additional $20,000 in exploration expenditures on the Wanapitei River property by December 31, 2006 in order to meet our obligations under our property option agreement with Terry Loney."

         The purpose of our disclosure in this paragraph is to indicate to investors that although the dollar amount of current recommended exploration expenditures for the Wanapitei River property will not be sufficient to meet our exploration obligations under our property agreement, we will, if recommended, conduct additional exploration on the property in order to earn our interest.

7. Please reflect phase four in the Proposed Budget section and discuss the activities to be conducted under the Geological Assessment Report section on page 24.

         Our consulting geologist will not be able to provide recommendations and a budget for a phase four exploration program until the phase three program is completed. Future exploration work will be designed based on the results of the earlier phases.

8. You state that you "expect to proceed with the phase two exploration program in November 2005." Please update this statement and the prospectus throughout to reflect that you have commenced phase two. Please also provide an update on the status of the phase II exploration and the cost.

         We have updated our disclosure throughout our registration statement to indicate that we completed part of the phase two exploration program in November 2005. Due to winter weather conditions, we will not be able to complete the phase two exploration program until April 2006.

9. The statement, "[o]ur current cash on hand of $3,848 as of December 9, 2005 will enable us to complete most of the phase two exploration program" appears inaccurate. To complete phase 2 program, you will need $10,000. Please revise.

         We have updated our disclosure regarding cash on hand.

Reports to Security Holders, page 27
------------------------------------

10.      Please update SEC address

         We have updated the SEC address.

Plan of Operation, page 27
--------------------------

11. Please update your discussion for the next 12 months, the phase two exploration program, as well as phase four exploration. Please revise the disclosure throughout accordingly, including the amount of expenditures over the next 12 months.

         We have updated our discussion of proposed operations for the next 12 months. However, we are unable to provide the details of a phase four exploration program until we complete the phase three program and our consulting geologist provides us with a recommendation and budget for the phase.

12. We note your response to comment three in our letter dated November 18, 2005 that you will either have to raise additional capital through the sale of your common stock or receive loans from directors. Part II shows that your total registration costs are $42,732. Before the registration statement becomes effective, please disclose clearly how much money you will need as well as the arrangements you have to raise the funds through the sale of your common stock and/or your arrangement to receive loans from directors. In this regard, you should also consider the money you will need to raise for phase II, III, and IV explorations.

         We have revised our disclosure to include the costs of the offering that we have yet to pay.

13. State the "current cash on hand" as of the latest practicable date prior to effectiveness.

         We have provided our current cash on hand as of the latest practicable date.

Certain Relationships and Related Transactions, page 29
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14.      Please  disclose the material  terms of the loan  arrangement  you will enter with Ms. Bolton, mentioned on page 26, including the interest rate and the date payable.

         We have disclosed the material terms of the loan arrangement in this section.

         Yours truly,

         /s/ Lori Bolton

         Matrix Ventures, Inc.
         Lori Bolton, President